

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mailstop 4628

August 10, 2017

<u>Via E-mail</u>
Mr. Roger S. Manny
Chief Financial Officer
Range Resources Corporation
100 Throckmorton Street, Suite 1200
Fort Worth, Texas 76102

> **Re:** **Range Resources Corporation**
> **Form 10-K for the Fiscal Year ended December 31, 2016**
> **Filed February 22, 2017**
> **Form 8-K Filed August 2, 2017**
> **File No. 1-12209**

Dear Mr. Manny:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosures.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

<u>Form 10-K for the Fiscal Year Ended December 31, 2016</u>

<u>Business and Properties, page 2</u>

<u>Proved Undeveloped Reserves (PUDs), page 11</u>

1. The disclosure here and elsewhere on page F-47 states "all proved undeveloped drilling (PUD) locations are scheduled to be drilled <u>prior to the end of 2021</u>", e.g. five years <u>from</u> the date of your current filing.

   The disclosure on page F-47 also indicates that you have certain reserves <u>as of the date of your current filing</u> that have been reported for more than five years from their original date of booking, e.g. more than five years <u>from</u> the date of your current filing.

It appears that the current fiscal year-end of December 31, 2016 is the reference date used in determining the length of time such proved undeveloped reserves have been disclosed. Item 1203(d) of Regulation S-K clarifies the reference date for determining the length of time such reserves remain undeveloped is the date of initial disclosure in a filing made with the U.S. Securities and Exchange Commission. Please clarify for us the extent to which any of the proved undeveloped reserves disclosed as of December 31, 2015, other than the 50 Bcfe disclosed on page F-47, will remain undeveloped for five or more years from the date of initial disclosure. Please include in your analysis any wells which have been drilled but remain uncompleted where the related undeveloped reserves will not be converted to developed status within five years of initial disclosure as proved undeveloped reserves.

Producing Wells, page 14

2.   We note the disclosure summarizing your drilling activity for the past three years; however, we are unable to locate comparable disclosure relating to your present activities, such as the number of wells in the process of being drilled or wells temporarily suspended awaiting completion or connection to sales. To the extent that these or other related activities are of material importance, please expand your disclosure consistent with the guidance in Item 1206 of Regulation S-K.

Notes to Consolidated Financial Statements

(19) Supplemental Information on Natural Gas and Oil Exploration, Development and Production Activities (Unaudited), page F-43

Estimated Quantities of Proved Oil and Gas Reserves (Unaudited), page F-44

3.   You disclose that as of December 31, 2016, there were 50 Bcfe of reserves that have been reported for more than five years from their original date of booking. Please tell us the specific circumstances that justify continuing to disclose these proved undeveloped reserves as proved reserves at December 31, 2016.

Form 8-K Filed August 2, 2017

Exhibit 99.1 – News Release of Second Quarter 2017 Financial Results

4.   We note in the third bullet of the Highlights section, you present your non-GAAP measure, *Cash flows from operations before changes in working capital* without presenting a directly comparable GAAP measure with equal or greater prominence. Please revise your presentation pursuant to the guidance in Item 10(e)(1)(i)(A) of Regulation S-K and Compliance and Disclosure Interpretation (C&DI) 102.10.

Mr. Roger S. Manny
Range Resources Corporation
August 10, 2017

5.   We note you present your cash margins per mcfe for each quarter. Please tell us and disclose how you calculate this measure, and provide the disclosures set for in Item 10(e)(1)(i) of Regulation S-K to the extent it represents a non-GAAP measure.

6.   On page 12 we note you present *Average prices including cash settled hedges that qualify for hedge accounting before third party transportation costs* even though you appear to have discontinued hedge accounting effective March 1, 2013. Please either revise or explain reason for the caption description.

7.   On page 13 we note you present non GAAP measures *Adjusted basic and Adjusted diluted income per common share* without a reconciliation from your GAAP earnings per share pursuant to C&DI 102.05. Please provide the additional disclosures.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Lily Dang at (202) 551-3867 or Jenifer Gallagher at (202) 551-3706 if you have questions regarding comments on the financial statements and related matters. You may contact John Hodgin - Petroleum Engineer at (202) 551-3699 if you have questions regarding the engineering comments. Please contact me at (202) 551-3745 with any other questions.

Sincerely,

/s/ Brad Skinner for

H. Roger Schwall
Assistant Director
Office of Natural Resources